Norwood Abbey Ltd ACN 085 162 456 ABN 20 085 162 456
63 Wells Road Chelsea Heights Victoria 3196 Australia
Telephone 9782 7333
Facsimile 9782 7334
norwood@norwoodabbey.com.au

8 November 2004

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Norwood Abbey Ltd. (the "Issuer")
File Number 82-34754

To Whom it May Concern:

I enclose for submission the following reports as filed in Australia:

Date of Issue	Subject
04/11/2004	Norwood EyeCare Receives FDA Approval for Centurion SES
29/10/2004	Appendix 4C
15/10/2004	Retirement and Resignation of Non-Executive Directors
15/10/2004	Appendix 3X
15/10/2004	Appendix 3Z
15/10/2004	2004 Annual Report
15/10/2004	Notice of Meeting

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Yours faithfully

Lula Liossi
Corporate Communications Manager
Norwood Abbey Ltd

Dlw 12/20

NORWOOD ABBEY

Norwood Abbey Ltd ABN 20 085 162 456
63 Wells Road, Chelsea Heights Victoria 3196 Australia
Telephone 61 3 9782 7333
Facsimile 61 3 9782 7334

Norwood EyeCare Receives FDA Approval for Centurion SES™ Epi-LASIK Enhancement

Key Points:

- ***FDA clearance received for Epi-LASIK product enhancement***
- ***New 9.0mm eye suction ring provides greater choice to surgeons***
- ***Epi-LASIK eliminates need to use a cutting blade***

Ophthalmic devices company Norwood EyeCare, a subsidiary of Norwood Abbey Limited (ASX: NAL, NASDAQ: NABYF), announced it has received 510(k) clearance from the U.S. Food and Drug Administration (FDA) for a new 9.0mm version of the suction ring utilized in its Centurion SES™ Epikeratome with EpiEdge™ for Epi-LASIK.

Surgeons will be able to choose the ring most suitable for the size of the eye, reducing the chance of involvement of epithelial stem cells at the limbus (the junction of the cornea and sclera). This is of particular importance in patients of Asian background. The suction ring will continue to be available in its current 10.0mm size.

Unlike conventional LASIK, in which a sharp blade is used to make a stromal flap in the cornea, the Epikeratome employs a non-sharp plastic separator to gently lift a hinged sheet of intact epithelium from the cornea. The suction ring secures the Epikeratome to the eye during the Epi-LASIK procedure and allows the cornea to protrude through it.

"Epi-LASIK is a huge step forward in refractive surgery; this will change the way we perform refractive surgery today," explained Marguerite McDonald, M.D., F.A.C.S., professor of ophthalmology at Tulane University. "My patients are relieved when I tell them their laser surgery can be done without using a cutting blade. I feel the risk/benefit ratio gives Epi-LASIK advantages over LASIK."

Professor Ioannis G. Pallikaris, M.D., Ph.D., President of the University of Crete and inventor of Epi-LASIK, commented, "The refractive community has already enthusiastically accepted Epi-LASIK and I believe Norwood can really enhance its progress. I feel their presence will be a gain for refractive surgery."

Norwood's bladeless Epi-LASIK technology provides the benefits of LASIK but is designed to reduce trauma to the eye and the risk of LASIK-induced dry eye, facilitating faster recovery and less postoperative pain. Patients for whom LASIK is not advised -- such as those with thin corneas or dry eye -- or who have had concerns about potential LASIK side effects are strong candidates for Epi-LASIK.

For further information on Norwood EyeCare visit www.norwoodeyecare.com

Company Contacts:
Bernie Romanin
Snr. VP – Corporate Development
61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
61-2-8233-6102

U.S. Investor and Media Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz (kgolodetz@lhai.com)
212-838-3777
Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com

About Norwood EyeCare
Norwood EyeCare is a Norwood Abbey Limited Company. Norwood Abbey is a publicly listed medical technology company based in Melbourne, Australia and traded on both the Australian and the NASDAQ stock exchanges. Norwood Abbey specializes in developing and commercializing innovative projects and technologies that address significant unmet needs in the medical industry. The Company has two business segments: Norwood Devices (EyeCare and Drug Delivery) and Norwood Immunology.

Norwood's Drug Delivery technology platforms can be applied to a range of potential applications, from pain management and metabolic diseases to vaccinations. Norwood Immunology is aimed at boosting the immune system of patients, enabling them to fight infection and better cope with treatments where the immune system is compromised. This technology has application in almost all diseases affecting the immune system, including cancer, viral infections and autoimmune disorders.

# # #

NORWOOD ABBEY

Norwood Abbey Ltd ABN 20 085 162 456
63 Wells Road, Chelsea Heights Victoria 3196 Australia
Telephone 61 3 9782 7333
Facsimile: 61 3 9782 7334
norwood@norwoodabbey.com.au
www.norwoodabbey.com

NORWOOD ABBEY QUARTERLY CASHFLOW STATEMENT

Key points:

- ***Strong cash position with cash at 30 September in excess of $15.5 million***
- ***Management and Board confident of meeting objectives and goals.***

Norwood Abbey Ltd [ASX:NAL] is pleased to provide its Appendix 4C Quarterly report for entities admitted on the basis of commitments .

Management and the Board of Norwood Abbey believe the company s current cash position leaves it in a strong position to achieve its objectives and goals.

As indicated, the company is committed to achieving the following objectives:

- *Devices*
  - Globally building the sales network for the Devices business and leveraging the investment in infrastructure around the world to reach the Company s published target sales figures of $14 million for the 2005 financial year.
- *Immunology*
  - Commencement of further US based clinical trials. These trials are being conducted in close conjunction with TAP Pharmaceutical Products, Inc., the Company s commercial partner in the US, and leading clinicians.
  - Appointment of an additional partner(s) for the commercialisation of the technology in Territories other than the US.
- *Research & Development*
  - Completion of the research phase and movement into full scale product development of a Needle Free Drug Delivery Device. Research for this project is being undertaken at MIT (Massachusetts Institute of Technology)
  - Ongoing discussions with potential partners for the development of project specific devices and the commercialisation of the technologies for specific markets.

Analysis of selected data:

Staff Costs

Focus for the reporting quarter has been on establishing an infrastructure, both physical and human, in USA, Europe and Asia. The devices group is now well represented in each of these markets with highly respected and qualified staff joining the team. The company has focused its attention on attracting the right people and in turn empowering them to achieve the Company s objective to drive sales. Additional responsibilities for these team members includes ensuring that debtors are kept to a minimum, a task that is difficult to control from Australia.

Legal Expenses:	Legal expenses relate predominantly to the costs incurred in the purchase of the ophthalmology assets from CIBA Vision and costs incurred by Norwood Abbey during the course of listing Norwood Immunology on London Stock Exchange s AIM.
Travel Expenses:	The largest component of travel costs was incurred by the Company during the listing of Norwood Immunology towards the end of the previous financial year. A substantial part of these costs were paid in the current quarter. Additional expenditure has been incurred in supporting the additional members of the team who have been employed recently in various locations around the world. This includes travel related to the interview and appointment of the additional US based directors who joined the Board at the end of the reporting quarter.
Share Issue Costs:	Costs relating to the listing of Norwood Immunology on the London Stock Exchange s AIM, and the costs related to the capital raised in conjunction with the listing, were paid during the current quarter. These costs relate to the commission payable, legal costs, and accounting costs associated with the issue of new shares and the raising of additional capital.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

NORWOOD ABBEY LIMITED

ABN	Quarter ended (current quarter)
20 085 162 456	30 September 2004

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A 000	Year to date (3 months) $A 000
1.1	Receipts from customers		820	820
1.2	Payments for	(a) staff costs	(2,326)	(2,326)
		(b) advertising and marketing	(239)	(239)
		(c) research and development	-	-
		(d) leased assets	-	-
		(e) other working capital	(2,201)	(2,201)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		219	219
1.5	Interest and other costs of finance paid		(9)	(9)
1.6	Income taxes paid			
1.7	Other (provide details if material)			
	Other Income		5	5
	Legal Expenses		(830)	(830)
	Travel Expenses		(549)	(549)
	Net operating cash flows		(5,110)	(5,110)

		Current quarter $A 000	Year to date (3 months) $A 000
1.8	Net operating cash flows (carried forward)	(5,110)	(5,110)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)		
	(b) equity investments	(119)	(119)
	(c) intellectual property	(177)	(177)
	(d) physical non-current assets	(110)	(110)
	(e) other non-current assets		
	- Capitalised R & D Costs	(1,250)	(1,250)
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets	1	1
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	(1,655)	(1,655)
1.14	**Total operating and investing cash flows**	(6,765)	(6,765)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.		
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings		
1.18	Repayment of borrowings	(11)	(11)
1.19	Dividends paid		
1.20	Other (provide details if material)		
	Share Issue costs	(936)	(936)
	Net financing cash flows	(947)	(947)
	Net increase (decrease) in cash held	(7,712)	(7,712)
1.21	Cash at beginning of quarter/year to date	23,294	23,294
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	15,582	15,582

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	46
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Payments include:		
(a)	directors & committee fees to non-executive directors	46
(b)	fees for professional services rendered	-

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

None

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

None

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A 000	Amount used $A 000
3.1	Loan facilities Guarantee facility for Lease over Premises	374	205
3.2	Credit standby arrangements - various	350	152

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A 000	Previous quarter $A 000
4.1 Cash on hand and at bank	2,147	21,135
4.2 Deposits at call	13,435	2,159
4.3 Bank overdraft	-	-
4.4 Other (provide details)	-	-
Total: cash at end of quarter (item 1.23)	15,582	23,294

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity		
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: ...Jeffrey Bell................................. Date: 29 October 2004
(~~Director~~/Company secretary)

Print name: ...Jeffrey Bell

Notes

1. The quarterly report provides a basis for informing the market how the entity s activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

RECEIVED

2004 NOV 10 P 3:21

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

NORWOOD ABBEY

RETIREMENT AND RESIGNATION OF NON-EXECUTIVE DIRECTORS

Key Points:

- ***Mr. Derek Ryan retires by rotation***
- ***Dr. John Jefferis has resigned***

Medical technologies group Norwood Abbey Ltd [ASX:NAL, NASDAQ:NABYF)] advises that Mr. Derek Ryan has informed the Company that he will not be standing for re-election at this years Annual General Meeting and thereby retires by rotation and that Dr. John Jefferis has resigned from the Board. .

The Board would like to express their sincere thanks to Mr. Ryan and Dr. Jefferis for their invaluable service, dedication and commitment to the Board of Directors of the Company. The Board would further like to extend their best wishes to them in their future endeavours.

As previously advised (ASX Release October 4, 2004) the Company has recently appointed three non-executive directors to the Board of Directors. The new directors are Mrs. Elizabeth Wyatt (former Vice President, Corporate Licensing, Merck and Co.), Richard Zahn (former President, Schering Laboratories and former Corporate Vice President of Schering-Plough Corporation) and Ian Hunter (Professor, Massachusetts Institute of Technology, Boston). Their appointments bring extensive experience and skill sets that will greatly assist the company as it continues to expand globally.

For further information on Norwood Abbey visit www.norwoodabbey.com

---

Australia Company Contacts
Bernie Romanin
bromanin@norwoodabbey.com.au
+61 3 9782 7333

Michael Kotowicz
RADAR Investor Relations
+61 2 8256 3333

U.S. Investor Contacts
Lippert Heilshorn & Assoc.
Kim Sutton Golodetz
kgolodetz@lhai.com
+1 212 838 3777
Bruce Voss
+1 310 691 7100
Bvoss@lhai.com

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**NORWOOD ABBEY LIMITED**
ABN	**20 085 162 456**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Professor Ian Warwick Hunter
Date of appointment	30 September 2004

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
500,000 options over ordinary shares exercisable at $2.50 expiring 31 December 2005

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Not Applicable	

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Not Applicable
Nature of interest	Not Applicable
Name of registered holder (if issued securities)	Not Applicable
No. and class of securities to which interest relates	Not Applicable

+ See chapter 19 for defined terms.

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**NORWOOD ABBEY LIMITED**
ABN	**20 085 162 456**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr. Richard Zahn
Date of appointment	30 September 2004

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities Not Applicable

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Not Applicable	

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Not Applicable
Nature of interest	Not Applicable
Name of registered holder (if issued securities)	Not Applicable
No. and class of securities to which interest relates	Not Applicable

+ See chapter 19 for defined terms.

RECEIVED

2004 NOV 10 P 3:22

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Norwood Abbey Limited
ABN	20 085 162 456

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Dr. John Jefferis
Date of last notice	29 November 2002
Date that director ceased to be director	15 October 2004

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
60,000 Fully paid ordinary shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
N/A	

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.